SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

The Endowment Registered Fund, L.P.

(Name of Issuer)

The Endowment Registered Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell	With a copy to:
c/o Endowment Advisers, L.P.	George J. Zornada
4265 San Felipe, 8th Floor	K & L Gates LLP
Houston, Texas 77027	State Street Financial Center
(713) 993-4675	One Lincoln St.
Boston, MA 02111-2950
(617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(February 25, 2015)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of The Endowment Registered Fund, L.P. (the “Fund”) relating to an offer to purchase (the “Offer”) up to $4,200,000 of limited partner interests (“Interests”) in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of December 31, 2014 and originally filed with the Securities and Exchange Commission on October 22, 2014, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on November 20, 2014 (the “Expiration Date”). Pursuant to the Offer, $4,217,167.47 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2015

The Endowment Registered Fund, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Co-Principal Executive Officer